

ALLGREEN PROPERTIES LIMITED


05009956

File No. 82-4959

Date: 14 JUL 2005

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc



ALLGREEN PROPERTIES LIMITED
(REG. NO. 198601009N)

DATE OF RELEASE OF HALF YEAR FINANCIAL RESULTS

The Company wishes to advise that it intends to release its half year results for the period ended 30 June 2005 on or about 12 August 2005.

By Order of the Board
Ms Isoo Tan
Company Secretary
14 July 2005